UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CACI International Inc

(Exact name of Registrant as specified in its charter)

Delaware	Commission File No. 001-31400	54-1345888
(State or other jurisdiction of incorsporation or organization)		(I.R.S. Employer Identification Number)

1100 North Glebe Road,

Arlington, VA 22201

(Address of Principal Executive Offices and Zip Code)

J. William Koegel, Jr.

CACI International Inc

1100 North Glebe Road

Arlington, Virginia 22201

(703) 841-7800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

CACI International Inc (“CACI” or the “Company”) provides information solutions and services to its clients. The Company serves clients in the U.S. federal government and commercial markets. Revenue from product sales represents a very small percentage of the Company’s overall business.

Conflict Minerals Disclosure

This Form SD of CACI is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.caci.com/conflictmineralsreport2015.

Product Review

The Company conducted a review of the products that it manufactures and found that those products contained one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (collectively, the “Conflict Minerals”). The Company believes that the Conflict Minerals included in its products are in most cases necessary to their functionality.

The product review included engagement with CACI Program Managers to identify both products that may contain Conflict Minerals and the suppliers that needed to be contacted as part of the Company’s reasonable country of origin inquiry (“supplier identification”). Ultimately, at the conclusion of the supplier identification process, the Company identified 192 suppliers that needed to be contacted.

Reasonable Country of Origin Inquiry

Based on the results of the product review, CACI conducted a reasonable country of origin inquiry to determine whether any products that it manufactured during 2014 contained Conflict Minerals that either originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”). The Company also sought to evaluate whether Conflict Minerals contained in products that it manufactured in 2014 were from recycled or scrap sources.

To conduct the reasonable country of origin inquiry, the Company surveyed 192 suppliers. The Company used the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Extractives Working Group (the “EICC/GeSI Reporting Template”).

The response rate to CACI’s inquiry was low, with less than 50% of the Company’s suppliers replying in any form.

The Company has initiated a process to review the reasonableness and reliability of its suppliers’ responses. This review has included a review of the completeness and internal consistency of responses, as well as a review of the extent to which suppliers’ responses are reasonable based on the nature of the products that they provide to the Company.

Conclusions from Reasonable Country of Origin Inquiry

The Company has concluded that the responses obtained in its reasonable country of origin inquiry were insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the Company’s products originated in a Covered Country.

Item 1.02

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of the Company’s Conflict Minerals Report may be found at http://www.caci.com/conflictmineralsreport2015.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of CACI International Inc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 29, 2015.

CACI INTERNATIONAL INC (Registrant)

By:	/s/ J. William Koegel, Jr.

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